EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$1,659.6	$1,549.0	$1,350.4	$1,274.2	$1,615.1
Add: Dividends from equity method investments	13.4	19.4	26.3	21.6	27.3
Fixed charges	318.3	294.9	269.0	269.7	288.2

Total earnings	$1,991.3	$1,863.3	$1,645.7	$1,565.5	$1,930.6

Fixed charges:
Interest expense (a)	$179.7	$158.1	$134.7	$122.2	$124.6
Rent expense interest factor (b)	138.6	136.8	134.3	147.5	163.6

Total fixed charges	$318.3	$294.9	$269.0	$269.7	$288.2

Ratio of earnings to fixed charges	6.26x	6.32x	6.12x	5.80x	6.70x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.